Ab 3/7

3-22-02

RECEIVED
MAR 0 1 2002
352
SEC MAIL PROCESSING SECTION WASH. D.C.

02019527

[UNITED] STATES
[SECURITIES AND EX]CHANGE COMMISSION
[WASHINGTON], D.C. 20549

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SEC FILE NUMBER
8-13963

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SII Investments, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5555 Grande Market Drive
(No. and Street)

Appleton	WI	54913
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephan R. Pene
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(*Name — if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000	Los Angeles	CA	90071
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VP 3-22-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephan R. Pene, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SII Investments, Inc., as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

Vice President, Controller

Title

Notary Public

CINDY ATENCIO
Commission # 1280248
Notary Public - California
Los Angeles County
My Comm. Expires Oct 13, 2004

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SII INVESTMENTS, INC.
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Index to Statement of Financial Condition

KPMG

355 South Grand Avenue
Suite 2000
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Board of Directors and Stockholder
SII Investments, Inc.:

We have audited the accompanying statement of financial condition of SII Investments, Inc. (an indirect, wholly owned subsidiary of Prudential plc) as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit of a statement of financial condition includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit of a statement of financial condition also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of SII Investments, Inc. as of December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

January 25, 2002

SII INVESTMENTS, INC.

(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Statement of Financial Condition

December 31, 2001

Assets

Assets:		
Cash and cash equivalents:		
Unrestricted	$	4,263,088
Cash segregated under federal regulations		385
Commissions receivable		2,242,506
Forgivable notes receivable, net of accumulated amortization		3,251,326
Other receivables		1,579,603
Due from affiliates		71,420
Deferred tax asset		898,908
Fixed assets, net of accumulated depreciation of $595,442		1,385,136
Other assets		425,287
Goodwill, net of accumulated amortization		7,658,095
Total assets	$	21,775,754

Liabilities and Stockholder's Equity

Liabilities:		
Commissions payable	$	2,320,530
Accounts payable and other accrued expenses		931,030
Payable to affiliates		85,725
Total liabilities		3,337,285
Stockholder's equity:		
Common stock, no par value, 15,000 shares authorized, issued, and outstanding		150
Additional paid-in capital		19,735,847
Accumulated deficit		(1,297,528)
Total stockholder's equity		18,438,469
Total liabilities and stockholder's equity	$	21,775,754

See accompanying notes to financial statements.

SII INVESTMENTS, INC
(An Indirect, Wholly Owned Subsidiary of Prudential plc)

Notes to Statement of Financial Condition

December 31, 2001

(1) Organization and Significant Accounting Policies

(a) Organization

SII Investments, Inc. (the Company) (an indirect, wholly owned subsidiary of Prudential plc) is a wholly owned subsidiary of National Planning Holdings, Inc. (NPH). The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company offers financial products (primarily mutual funds and insurance products) through its registered representatives to customers located throughout the United States of America.

(b) Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and in banks including money market demand deposits, certificates of deposit with maturities of three months or less, and money market mutual funds.

(c) Commission Revenue and Commission Expense

Securities transactions and the related commission revenue and commission expense are recorded on the trade-date basis.

(d) Marketable Securities

Securities are carried at fair value based on quoted market prices. Any changes in value are reflected in earnings.

(e) Fixed Assets

Fixed assets are carried at cost less accumulated depreciation and amortization. Depreciation is computed on a straight-line basis using the estimated useful lives of the assets. Fixed assets consist primarily of equipment, leasehold improvements, and software, which are depreciated over three to seven years. Leasehold improvements are depreciated over the life of the lease.

(f) Goodwill

On February 28, 1998, the Company, which had been formerly owned by SII Financial Services, LLC, was purchased by NPH. In connection with the acquisition, NPH utilized push-down accounting such that the Company recorded a capital contribution and goodwill of $6,457,560, which represented the excess of the purchase price over the fair value of the Company's net assets, and is to be amortized on a straight-line basis over a period of 15 years.

The purchase price included contingency payments based on the Company meeting specific financial performance objectives over three years following the purchase date. Contingent payments made by NPH were recorded as additions to goodwill, when made, and are being amortized over the remaining life of the existing goodwill. During the year ended December 31, 2001, contingent payments of $2,736,281 were recorded as additions to goodwill.

(Continued)

(g) Recent Accounting Pronouncements

In July 2001, the FASB issued Statement No. 142, *Goodwill and Other Intangible Assets*. Statement No. 142, adopted on January 1, 2002, requires that goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually and intangible assets with definite useful lives be amortized over their respective estimated useful lives and reviewed for impairment. With the adoption of SFAS No. 142, the Company no longer amortizes goodwill and management does not expect a transitional impairment loss on goodwill will be required to be recognized as a cumulative effect of a change in accounting principle.

(h) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(2) Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The Company is included in a consolidated federal income tax return with Holborn Delaware Partnership (Holborn), also an indirect, wholly owned subsidiary of Prudential plc. The Company's tax-sharing agreement with Holborn is based on separate return calculations. The Company has the right to reimbursement for the utilization of its taxable losses in the consolidated tax return. Intercompany balances are generally settled on a quarterly basis.

The temporary differences that give rise to the Company's deferred taxes relate to the treatment of depreciation, deferred compensation, and the amortization of forgivable loans.

(3) Clearing Agreement

The Company is an introducing broker and clears transactions with and for customers on a fully disclosed basis with Pershing, a division of Donaldson, Lufkin and Jenrette Securities Corporation. The Company promptly transmits all customer funds and securities to Pershing. In connection with this arrangement, the Company is contingently liable for its customers' transactions.

(Continued)

(4) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 (Rule 15c3-1) and is required to maintain minimum "net capital" equivalent of $250,000, or 6-2/3% of "aggregate indebtedness," whichever is greater, as these terms are defined. Rule 15c3-1 prohibits a broker-dealer from engaging in any securities transactions when its aggregate indebtedness exceeds 15 times its net capital, as those terms are defined by Rule 15c3-1. At December 31, 2001, the Company had net capital of $2,730,401, which was $2,480,401 in excess of its requirement. The Company's ratio of aggregate indebtedness to net capital was 1.22 to 1.

(5) Forgivable Notes Receivable

The Company holds forgivable notes from certain registered representatives. Under the terms of the loans, the principal and interest, if any, are forgiven on a variety of schedules. The forgiveness of the notes is contingent upon the continued employment of the representative and the representative achieving agreed-upon production levels measured in terms of gross dealer concessions.

The Company records amortization of the principal balance of the notes monthly on a straight-line basis over the term of the note. Interest income on the notes is not recognized unless actually paid to the Company.

(6) Defined Contribution Plans

The Company participates with Jackson National Life Insurance Company (JNL) (which is also an indirect, wholly owned subsidiary of Prudential plc) in defined contribution retirement plans covering all eligible full-time employees. The Company's annual contributions are based on a percentage of covered compensation paid to participating employees during each year.

(7) Related Party Transactions

The Company has entered into a cost allocation agreement with National Planning Corporation (NPC) (which is also a wholly owned subsidiary of NPH) in which NPC allocates a portion of its managements' salaries and software expense to the Company.

The Company provides commission processing and compliance services to Investment Centers of America, Inc. (ICA) (which is an indirect, wholly owned subsidiary of NPH).

(8) Representative Compensation Program

The Company has a nonqualified deferred compensation plan for certain independent contractors of the Company. The Company's annual contributions are based on commission revenue production of participating independent contractors during the year.